UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29660

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUREWEST KSOP

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUREWEST COMMUNICATIONS

8150 INDUSTRIAL AVENUE, BUILDING A

ROSEVILLE, CALIFORNIA 95678

SUREWEST KSOP

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

SureWest KSOP

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SureWest KSOP as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Perry-Smith LLP

June 22, 2010

SUREWEST KSOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008

ASSETS

Investments at fair value (Notes 3 and 5):
Mutual funds	$53,850,443	$37,410,107
SureWest Communications common stock	7,443,048	8,731,252
Common collective trust (Note 4)	7,258,585	7,890,364
Participant loans	1,167,198	936,444

	69,719,274	54,968,167

Receivables:
From broker for securities sold	47,328	84
Contributions	—	269,995

Total receivables	47,328	270,079

Total assets	69,766,602	55,238,246

LIABILITIES

Due to broker for securities purchased	22,423	23,155

Net assets available for benefits at fair value	69,744,179	55,215,091

Adjustment from fair value to contract value for common collective trust (Note 4)	(156,917)	103,153

Net assets available for benefits	$69,587,262	$55,318,244

See accompanying notes to the financial statements.

SUREWEST KSOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009

ADDITIONS

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,412,736
Interest on participant loans	73,130
Net appreciation in fair value of investments (Note 3)	9,410,745

Total investment income, net	10,896,611

Contributions:
Participants	4,654,468
Employer	3,023,291
Rollover	176,531

Total contributions	7,854,290

Total additions	18,750,901

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	4,478,312
Administrative expenses	3,571

Total deductions	4,481,883

Net increase	14,269,018

Net assets available for benefits:
Beginning of year	55,318,244

End of year	$69,587,262

See accompanying notes to the financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

1.                                     DESCRIPTION OF THE PLAN

General

The SureWest KSOP (the “Plan” or “KSOP”) is a defined contribution plan established by SureWest Communications (“SureWest” or the “Company”) effective January 1, 1999.  All employees of SureWest and participating subsidiaries are immediately eligible to participate in the Plan.

The Administrative Committee of the Company’s Board of Directors (“Administrative Committee”) has the responsibility for the general operation of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Custodian and third party administrator of the Plan.  The Plan has two features, a “Stock Bonus” feature and an “Employee Stock Ownership” feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”). The KSOP also allows for after-tax Roth elective deferrals as part of the Plan.  In 2008, the KSOP was amended to include employee participation and vesting requirements of the newly acquired subsidiary Everest Broadband, Inc. and to recognize final Treasury Regulations regarding IRC 415 annual additions.

The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Contributions

Eligible participants may make pretax salary deferral contributions in any whole percentage up to 50% of pretax annual eligible compensation, subject to certain Internal Revenue Code limitations.  Participants may also elect to make salary deferral contributions on an after-tax basis in any whole percentage increments, subject to certain limitations defined by the Plan.  These contributions are designated as Roth elective deferral contributions or after-tax contributions by the participant.

The Company makes a matching contribution equal to 100% of the participant’s pretax and after-tax elective contributions, up to a maximum of 6% of the participant’s compensation.  Participants begin receiving the Company’s matching contribution when they enter the Plan and must have completed one year of service in order to be fully vested in the Company’s matching contribution.  Company contributions are subject to certain IRC limitations.

Participants may also contribute assets to the Plan that qualify as rollover contributions from other qualified plans within the meaning of the Code.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s pretax and after-tax elective contributions, allocation of the Company’s matching contribution, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.  Employer matching contributions are allocated to participants based on the participant’s elective contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance at the date of distribution.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

1.                                     DESCRIPTION OF THE PLAN (Continued)

Participant Investment Options

Participants direct the investment of their contributions among any or all of the investment options offered by the Plan.  Participants may change their investment options at any time through Vanguard.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants are allowed to have two outstanding loans at any given time; one general purpose loan and one residential loan.  Loan transactions are treated as transfers between the investment fund and participant loan fund.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Principal and interest is paid through bi-weekly payroll deductions.

Vesting

Participants are immediately vested in their pretax and after-tax elective contributions, rollover contributions and actual earnings thereon.  Participants vest in Company matching contributions after one year of service.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant’s account invested in the SureWest Company Stock Fund are made in the form of the Company’s common stock plus cash for any fractional shares or, if a participant elects, in cash as provided by the Plan Document.  Participants may also elect to receive in-service distributions on account of hardship or after attaining age 59½.  Cash dividends paid, if any, on SureWest common stock and allocated to participant accounts may be paid to participants in cash at the determination of the Administrative Committee or reinvested in the SureWest Company Stock Fund.

As of December 31, 2009 and 2008, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

The following amounts were distributed to participants or their beneficiaries during the year ended December 31, 2009:

Shares of SureWest common stock	$214,021
Cash	4,264,291
$4,478,312

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

1.                                     DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Forfeited balances, including terminated participants’ nonvested accounts, are used to reduce future Company matching contributions.  Unallocated forfeited balances were $9,370 and $36,070 as of December 31, 2009 and 2008, respectively, and forfeitures used to reduce Company contributions were $45,000 in 2009.

Administrative Expenses and Services

The Company provides accounting and other administrative services for the Plan at no charge.  Investment fund administrative expenses are paid by the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their account balances.

2.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

2.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Investments

Included in investments at December 31, 2009 and 2008 are shares of the Plan Sponsor’s common stock with a market value of $7,443,048 and $8,731,252, respectively.  The investment represents approximately 11% and 16% of total investments at December 31, 2009 and 2008, respectively.

The Plan invests in various securities including SureWest common stock that, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Participant loans are valued at their outstanding loan balances.  See Note 5 for additional discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments and are not separately reflected.

Benefits

Benefits are recorded when paid.

Subsequent Events

Subsequent events have been evaluated for inclusion in the accompanying financial statements through the date of issuance.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

2.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to require additional disclosures regarding fair value measurements. Specifically, ASU 2010-06 requires additional information regarding (i) the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis, (ii) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers and (iii) the reasons for any transfers in or out of Level 3. In addition to these new disclosure requirements, ASU 2010-06 also amends ASC 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for item (i) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact this update will have on the Plan’s financial statements.

In June 2009, the FASB issued an accounting standard, currently included in ASC Topic 105, Generally Accepted Accounting Principles (“ASC 105”), which established only two levels of GAAP, authoritative and nonauthoritative (formerly SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). The FASB ASC became the only source of authoritative nongovernmental generally accepted accounting principles (“GAAP”), except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants.  All other nongrandfathered, non-SEC accounting literature not included in the ASC will become nonauthoritative.  ASC 105 was not intended to change or alter existing GAAP; consequently our adoption of ASC 105 did not have a material impact on the Plan’s financial statements.

In May 2009 and February 2010, the FASB issued guidance, currently included in ASC Topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued (formerly SFAS No. 165, Subsequent Events). Our adoption of this guidance did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued guidance included in ASC 820 (formerly FASB Staff Position (FSP) FAS 157-4 (“FSP FAS 157-4”), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. ASC 820 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  Our adoption of these provisions did not have a material impact on the Plan’s financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

3.                                     INVESTMENTS

The Plan’s investments are held in trust by Vanguard.  The Plan’s trust agreement requires the Trustee to invest the Plan’s assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2009	2008

Vanguard 500 Index Fund Investor Shares	$8,544,007	$6,105,172
Vanguard Capital Opportunity Fund	8,337,997	5,042,473
SureWest common stock	7,443,048	8,731,252
Vanguard Retirement Savings Trust	7,258,585	7,890,364
Vanguard Target Retirement 2015 Fund	7,021,455	5,706,998
American Funds EuroPacific Growth Fund	6,149,951	3,885,117
Western Asset Core Plus Bond Portfolio	5,500,112	3,940,419
Vanguard Target Retirement 2040 Fund	4,513,715	3,177,747
Other investments	14,950,404	10,488,625

Total	$69,719,274	$54,968,167

The Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2009
Shares of SureWest common stock	$(985,700)
Shares of registered investment companies	10,396,445
$9,410,745

4.                                     INVESTMENTS IN COMMON COLLECTIVE TRUST

The Plan has a benefit-responsive investment contract with the Vanguard Retirement Savings Trust (“Vanguard RST”).  Vanguard RST maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

4.                                     INVESTMENTS IN COMMON COLLECTIVE TRUST (Continued)

The guaranteed investment contract is fully benefit-responsive, as such; the contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Vanguard RST, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed and reset on a quarterly basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) any change in the status of the Plan as a qualified Plan under Code section 401(a), (2) any significant change in the number of employees covered under or participating in the Plan, whether by reason of a corporate merger, acquisition, sale, layoffs or otherwise, or (3) any change in the investment options available under the Plan or any other change in the provisions, operation, administration or funding of the Plan which would be expected to have a material impact on the amounts of Plan assets and contributions to be invested in Vanguard RST.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5.                                     FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

In accordance with ASC 820 (formerly SFAS No. 157, Fair Value Measurements), the Plan’s assets and liabilities measured at fair value are categorized within three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.  Valuations within these levels are based upon:

Level 1 — Quoted market prices for identical instruments traded in active exchange markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use on pricing the asset or liability.  Valuation techniques include management judgment and estimation which may be significant.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

5.                                     FAIR VALUE MEASUREMENTS (Continued)

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2009.  The following table presents information about the Plan’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Mutual funds	$53,850,443	$53,850,443	$—	$—
Common stock	7,443,048	7,443,048	—	—
Common collective trust	7,258,585	—	7,258,585	—
Participant loans	1,167,198	—	—	1,167,198
	$69,719,274	$61,293,491	$7,258,585	$1,167,198

	December 31, 2008
	Total	Level 1	Level 2	Level 3
Mutual funds	$37,410,107	$37,410,107	$—	$—
Common stock	8,731,252	8,731,252	—	—
Common collective trust	7,890,364	—	7,890,364	—
Participant loans	936,444	—	—	936,444
	$54,968,167	$46,141,359	$7,890,364	$936,444

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets.  The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.  Shares of registered investment companies are reported at fair value based on the quoted market price of the fund, which represents the net asset values on the last business day of the Plan year.  Shares of the institutional money market account, which are included in mutual funds, are valued at cost plus accrued interest, which approximates fair value.

Investments in the Common Collective Trust (Vanguard RST) primarily include bank common or commingled trusts and insurance contracts.  The fair value of the Common Collective Trust is calculated by discounting the related cash flows based on the current yields of similar instruments with comparable durations. The valuation techniques used to measure fair value of common/collective trust funds are composed of fully benefit-responsive investment contracts and are classified as Level 2 investments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Common/collective trust funds are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.

Participant loans are valued at their outstanding principal balances, which approximate fair value and are classified as Level 3 investments.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

5.                                     FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan Administrative Committee believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides a reconciliation of the beginning and ending balances for the assets measured at fair value using significant unobservable inputs (Level 3):

	December 31,
Participant Loans	2009	2008
Balance, beginning of year	$936,444	$667,455
Issuances and repayments, net	230,754	268,989
Balance, end of year	$1,167,198	$936,444

There were no losses on Level 3 investments included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2009 and 2008.

6.                                     PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard serves as trustee of the Plan, these investments constitute transactions with parties-in-interest.

During the years ended December 31, 2009 and 2008, the Plan purchased 104,057 and 186,800 shares of SureWest common stock with an aggregate cost of $1,064,334 and $2,126,797, respectively.  In addition, during the years ended December 31, 2009 and 2008, the Plan sold 99,377 and 108,600 shares of SureWest common stock, respectively, with an aggregate fair value at the date of sale of $1,162,185 and $1,529,723, respectively.  The Plan received dividends from SureWest of $363,998 during the year ended December 31, 2008. No dividends were received from SureWest during the year ended December 31, 2009.

7.                                     FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a), 401(k) and 4975(e)(7) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

8.                                     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$69,587,262	$55,318,244
Adjustment from fair value to contract value for common collective trust	156,917	(103,153)
Net assets available for benefits per the Form 5500	$69,744,179	$55,215,091

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year Ended
December 31,
2009
Total additions per the financial statements	$18,750,901
Net change in adjustments from fair value to contract value for common collective trust	260,070
Total income per the Form 5500	$19,010,971

SUPPLEMENTAL SCHEDULE

SUREWEST KSOP

EMPLOYER IDENTIFICATION NUMBER:  HF-68-0365195
PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate of	(e)
	Borrower, Lessor	Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

*	Vanguard Prime Money Market Fund	19,779 shares	$19,779

	Common Stock:
*	SureWest Communications	747,294 shares, no par value	7,443,048

	Common Collective Trust:
*	Vanguard Retirement Savings Trust	7,258,585 shares	7,258,585

	Registered Investment Companies:
*	Vanguard 500 Index Fund Investor Shares	83,218 shares	8,544,007
*	Vanguard Capital Opportunity Fund	277,563 shares	8,337,997
*	Vanguard Target Retirement 2015 Fund	620,818 shares	7,021,455
	American Funds EuroPacific Growth Fund	160,406 shares	6,149,951
	Western Asset Core Plus Bond Portfolio	542,417 shares	5,500,112
*	Vanguard Target Retirement 2040 Fund	236,940 shares	4,513,715
*	Vanguard Target Retirement Income	248,347 shares	2,629,998
*	Vanguard Target Retirement 2005 Fund	175,086 shares	1,922,440
*	Vanguard Target Retirement 2020 Fund	86,018 shares	1,716,914
*	Vanguard Target Retirement 2035 Fund	105,676 shares	1,227,953
*	Vanguard Target Retirement 2010 Fund	58,837 shares	1,207,333
*	Vanguard Target Retirement 2030 Fund	57,954 shares	1,119,092
*	Vanguard Target Retirement 2025 Fund	97,350 shares	1,102,002
	Goldman Sachs Mid Cap Value Fund	27,137 shares	791,583
*	Vanguard Target Retirement 2045 Fund	53,231 shares	639,841
	American Funds AMCAP Fund	36,079 shares	602,158
*	Vanguard Windsor II Fund	17,077 shares	404,385
*	Vanguard Target Retirement 2050 Fund	12,500 shares	238,876
	Dryden Small Cap Core Equity Fund	10,883 shares	160,852

*	Participant loans	Interest rates ranging from 4.25% to 9.25%	1,167,198

	Total		$69,719,274

*	Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SureWest KSOP

/s/ Dan T. Bessey
Dan T. Bessey
Vice President and
Chief Financial Officer

Date: June 22, 2010

Exhibit Index

Exhibit No.	Description	Method of Filing
23.1	Consent of Perry Smith LLP, Independent Registered Public Accounting Firm	Filed herewith